April 24, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Corey Jennings, Special Counsel Division of International Corporate Finance

Re:	Verona Pharma plc Registration Statement on Form F-6 (Registration No.: 333- 217353)

Dear Mr. Jennings:

Citibank, N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, Verona Pharma plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder and evidencing American Depositary Shares representing ordinary shares, nominal value £0.05 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.: 333- 217353 ) be accelerated to 4:00 p.m. Eastern Daylight Time on Wednesday, April 26, 2017, or, if later, such time as the Registration Statement on Form F-1 (Registration No.: 333- 217124) becomes effective, or as soon thereafter as possible.

Please call me at (212) 816-6351 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

cc: Herman H. Raspé, Esq. (Patterson, Belknap, Webb & Tyler LLP)